Filed by Denali Holding Inc.

Form S-4 File No. 333-208524

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following communication was sent to all Dell Global Team Members by Rory P. Read, Chief Integration Officer, at Dell Inc. on June 6, 2016.

Dell - Internal Use - Confidential Rory P. Read Chief Integration Officer

Dell + EMC transaction update

To: All Dell global team members

Team:

The Dell and EMC transaction continues to make solid progress. Today, the U.S. Securities and Exchange Commission approved our joint proxy and S-4 registration statement. The proxy sets a special meeting of EMC stockholders to consider the merger transaction to be held on July 19, 2016 in Hopkinton, MA. Subject to approval by shareholders and customary closing conditions, the transaction is expected to close on schedule, under the original timetable and terms.

Finalizing the joint proxy and S-4 statement is an exciting development as we move closer to combining our two great companies and a significant milestone in the transaction approval process. We really appreciate the hard work by our Legal and Finance teams over the past several months.

The combination of Dell and EMC will create the world’s largest privately-controlled, integrated technology company, and we have a lot to look forward to as a combined business. Until then, we continue to operate Dell and EMC as separate companies, so follow the rules of engagement as they have been shared with you by your manager.

We will continue to keep you updated on the progress of the transaction. Thank you for staying focused on serving our customers and partners.

Rory

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. has filed with the SEC a Registration Statement on Form S-4 (File No. 333-208524). The Registration Statement was declared effective by the SEC on June 6, 2016, and a definitive proxy statement/prospectus is expected to be or has been sent to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction on or about June 10, 2016. In addition, each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors, officers and employees may participate in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction without additional compensation. Additional information regarding the persons who may, under the rules of the SEC, participate in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.